FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Jorgensen Dwain C	2. Issuer Name and Ticker or Trading Symbol HMN Financial, Inc. / HMNF					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner x Officer (give title below) Other (specify below) Senior Vice President
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year November 20, 2002
(Last) (First) (Middle) 1016 Civic Center Drive NW
			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Rochester MN 55901
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/20/02		P		420	A	$16.739	20,756	D
Common Stock	11/20/02		P		200	A	$16.74	1,877	I	Spouse Marcia Jorgensen
Common Stock								10,708 #	I	ESOP Allocation
Common Stock								3,058 *	I	401(k)

# Number of ESOP shares is adjusted for a reallocation within the plan. * Number of shares reported in 401(k) is estimated based on cash value of individual's account and stock price at 12/31/01.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Buy	$9.21												48,452 #	D
Option to Buy	$16.13												12,500 ^	D

Explanation of Responses:

# Reflects the grant of options to purchase shares of restricted stock under the HMN Financial, Inc. 1995 Stock Option and Incentive Plan.

^Reflects the grant of options to purchase shares of restricted stock under the HMN Financial, Inc. 2001 Omnibus Stock Plan. The options accelerate vesting provided HMN's ROE for 2002 equals or exceeds 11%.

	/s/ Dwain C. Jorgensen **Signature of Reporting Person	November 21, 2002 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure